Rule No. 424(b)(3)
Registration No. 333-84868

Prospectus

29,436,424 Shares

HOLLINGER INTERNATIONAL INC.

Class A Common Stock
($.01 par value)

        This Prospectus provides for the offering by certain Canadian bank lenders (the “Pledgees”) of up to an aggregate of 29,436,424 shares (the “Shares”) of the Class A Common Stock, par value $.01 per share (“Class A Common Stock”), of Hollinger International Inc. (“we”, “us,” or the “Company”) owned by Hollinger Inc., a Canadian corporation and the parent corporation of the Company, and its affiliate 504468 N.B. Inc. (“504468”), which Shares may in the future be owned of record by the Pledgees subject to the terms of the pledge arrangements. See “Background — Terms of Pledge Arrangements”.

        The Shares are being registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the terms of a Registration Rights Agreement dated October 12, 2001 from the Company, Hollinger Inc., 504468 and others in favor of Canadian Imperial Bank of Commerce as administrative agent (the “Administrative Agent”) (the “Registration Rights Agreement”).

        Until such time as the Pledgees have foreclosed upon the Shares, and record ownership of the Shares has been transferred from Hollinger Inc. and 504468 to the Pledgees, no Shares will be sold pursuant to this Prospectus.

        The Class A Common Stock is listed on the New York Stock Exchange (the “NYSE”) and traded under the symbol “HLR.” The last sale price of the Class A Common Stock as reported on the NYSE Composite Tape on March 28, 2002 was $13.11 per share.

       SEE “RISK FACTORS” BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SHARES OFFERED HEREBY.

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is April 1, 2002.

TABLE OF CONTENTS

ADDITIONAL INFORMATION	1
THE COMPANY	1
RISK FACTORS	2
USE OF PROCEEDS	6
RECENT DEVELOPMENTS	6
BACKGROUND	6
PLAN OF DISTRIBUTION	8
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	8
LEGAL MATTERS	9
EXPERTS	9

ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the “Commission”), Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933 (the “Securities Act”) with respect to the shares of Class A Common Stock offered hereby (as amended and supplemented, the “Registration Statement”). This Prospectus forms part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information pertaining to the Company and the shares of Class A Common Stock offered hereby, reference is made to such Registration Statement, including the exhibits filed therewith. All of these documents may be inspected without charge at the Public Reference Section of the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies may be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov that contains the Registration Statement and the exhibits thereto. The statements contained in this Prospectus concerning any contract or document are not necessarily complete; where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit.

     The Company furnishes its stockholders with annual reports containing financial statements audited by independent accountants for each fiscal year and quarterly reports for the first three fiscal quarters of each year containing unaudited summary financial information.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the Public Reference Section of the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company. The Class A Common Stock of the Company is traded on the New York Stock Exchange and, in accordance therewith, the Company files reports, proxy statements and other information with the New York Stock Exchange.

THE COMPANY

     The Company is a Delaware corporation with executive offices at 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611 and its telephone number at that address is 312-321-2299.

RISK FACTORS

      Prior to making an investment decision, prospective investors should consider carefully the following factors in addition to the other information and financial data included or incorporated by reference in this Prospectus or any Prospectus Supplement.

Risks related to our business and the industry

      Because the economy has experienced an economic downturn, our financial performance for the fourth fiscal quarter of 2001 has been, and possibly the fiscal quarters in the near future will be, negatively affected by the prevalent economic conditions.

      Advertising and circulation are our two primary sources of revenue. Advertising revenues and, to a lesser extent, circulation revenues, are cyclical and dependent upon general economic conditions. Historically, decreases in advertising revenues have corresponded with general economic downturns and regional and local economic recessions. We currently expect that our results of operations, including revenues and EBITDA, for the fourth fiscal quarter of 2001 will decline in comparison to our results of operations from comparable operations for the same period for the year 2000 due in part to factors stemming from the general downturn in the economy that we are currently experiencing as well as a decrease in sales. Although we are currently unable to predict our operating performance for periods extending beyond the first quarter of 2002, we would generally expect that if the economic downturn continues that we would experience similar declines in our operating performance relative to 2001 levels for the duration of the downturn.

Newsprint represents our single largest raw material expense and increases in the price of newsprint could decrease our net income.

      Newsprint represents the single largest raw material expense of our newspapers throughout the world and is our most significant operating cost, other than employee costs. Newsprint costs vary widely from time to time. Since the beginning of 2000, spot prices for newsprint have increased by as much as 20%. We expect that newsprint prices could continue to show significant variations during 2002. In the United Kingdom, the newsprint prices we pay in 2002, which are subject to longer-term contracts, are likely to increase from the prices we paid in prior periods because the contracts previously in effect were booked at prices that were well below prices that prevailed in North America. Those price increases have had an adverse effect on our operating performance and may do so again in the future.

Competition in the newspaper industry originates from many sources. The advent of new technologies and industry practices, such as the provision of newspaper content on free Internet sites, may decrease our sales or force us to make other changes that harm our operating performance.

      Revenues in the newspaper industry are dependent primarily upon advertising revenues and paid circulation. Competition for advertising and circulation revenue comes from local and regional newspapers, radio, broadcast and cable television, direct mail, and other communications and advertising media that operate in our markets. In the past, newspapers which compete in some of our markets have chosen to reduce their cover prices and/or decrease the price of bulk sales in efforts to increase their circulation at the expense of our newspapers. Price competition has been particularly intense in the United Kingdom and Chicago, Illinois in recent years. These actions have in the past forced us to similarly reduce our cover prices and/or decrease the price of bulk sales, which has a negative effect on our sales revenues and overall financial performance. We may experience price competition from competing newspapers and other media sources in the future that force us to make similar reductions, which would again decrease our operating results and circulation revenues. In addition, the use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in the past few years. In the event that significant numbers of our customers choose to receive content using these alternative delivery sources rather than our newspapers, we may be forced to decrease the prices we charge for our newspapers or make other changes in the way we operate and our financial and operating performance may be harmed as a result.

Our foreign operations subject us to currency exchange rate fluctuations; adverse movements in exchange rates may negatively impact our earnings.

      Operations outside of the United States accounted for approximately 64.1% of our operating revenues and approximately 67.7% of our EBITDA for the year ended December 31, 2000 on a pro forma basis. Generally, we do not hedge against foreign currency exchange rate risks except through borrowings in those currencies. As a result, we may experience economic loss and a negative impact on earnings with respect to our investments and on dividends from our foreign subsidiaries from those currency exchange rate fluctuations.

We may experience labor disputes, which could slow down or halt production or distribution of our newspapers or other publications.

      A substantial percentage of our employees are represented by labor unions and those employees are mostly covered by collective bargaining or similar agreements which are regularly renewable. A work stoppage or strike may occur prior to the expiration of the current labor agreements or during negotiations of new labor agreements or extensions of existing labor agreements. Work stoppages or other labor-related developments could slow down or halt production or distribution of the newspapers, which would adversely affect our results of operations.

Risks related to control by a single shareholder.

      Lord Black currently controls a majority of the voting power of the Company, and other shareholders will be unable to affect the outcome of stockholder voting as long as Lord Black retains his controlling interest.

      Hollinger Inc. is controlled by Lord Black, Chairman of the Board and Chief Executive Officer of us and Hollinger Inc., through his direct and indirect ownership of Hollinger Inc.’s securities, principally through The Ravelston Corporation Limited (“Ravelston”), a corporation owned by Lord Black, Mr. F. David Radler, Mr. Daniel Colson, Mr. J.A. Boultbee, Mr. Peter Atkinson, Mr. Peter White, Mr. Dixon Chant and Mr. Charles Cowan (all of whom are current or former officers and/or directors of Hollinger Inc. and the Company). By virtue of his control of Hollinger Inc. shares, Lord Black controls an approximately 70% voting interest in the Company. As a result of this controlling interest, Lord Black will be able to determine the outcome of all matters that require shareholder approval, including the election of directors, amendment of the Company’s charter and approval of significant corporate transactions. In addition, Lord Black will be in a position to prevent a change of control of the Company even if other shareholders were in favor of that transaction.

      We have been advised that Hollinger Inc. does not presently intend to reduce its voting power in our outstanding voting securities to less than 50%. We understand that neither Ravelston nor Lord Black presently intends to reduce its voting control over Hollinger Inc. so that a third party would be able to exercise effective control over it.

      Various entities which are affiliated with Lord Black and other officers and directors of the Company engage in significant transactions with the Company, which transactions may not necessarily be consummated on an arms-length basis and therefore may not be as favorable to the Company as those that could be negotiated with non-affiliated third parties.

      Ravelston controls the Company through its ownership interest in Hollinger Inc. Pursuant to a series of agreements between Ravelston and the Company (the “Service Agreements”), Ravelston provides advisory, consultative, procurement and administrative services to the Company and its subsidiaries including strategic advice, planning, and financial services (including advice and assistance with respect to acquisitions, divestitures and joint ventures), other consulting services and assistance in operational matters. The Service Agreements were negotiated in the context of a parent-subsidiary relationship and, therefore, were not the result of arms-length negotiations between independent parties. The terms of the Service Agreements may therefore not be as favorable to the Company and its subsidiaries as the terms that might be reached through negotiations with non-affiliated third parties.

      A default by Hollinger Inc. under either of the Credit Agreements (as such term is defined on page 7) could lead to a situation in which the Pledgees may enforce their rights under the Pledge Agreements and foreclose on the Outstanding Class A Shares, the Class B Common Stock and the Series E Preferred Shares. Such a foreclosure could result in a change of control of the Company and trigger change of control event of default provisions in the instruments governing the terms of the indebtedness of the Company’s principal United States and foreign subsidiaries.

The Company is party to a Business Opportunities Agreement with Hollinger Inc. which reserves certain rights to Hollinger Inc. with respect to making acquisitions, and that agreement may have the effect of limiting the Company’s ability to pursue certain acquisition transactions.

      The Business Opportunities Agreement gives Hollinger Inc. the following rights as between the Company and Hollinger Inc.:

•	Hollinger Inc. has the right to all media and newspaper acquisition opportunities outside the United States, Israel, the United Kingdom, the rest of the European Community, Australia and New Zealand;

•	Hollinger Inc. has the right to all media acquisition opportunities unrelated to the newspaper business in the United States, Israel, the United Kingdom, the rest of the European Community, Australia and New Zealand; and

•	in the event that the Company acquires a newspaper business in Canada, the Company will be required to offer that business to Hollinger Inc. on terms no less favorable than the terms obtained by the Company for the acquisition.

      The Business Opportunities Agreement may therefore have the effect of preventing the Company from pursuing or consummating an acquisition transaction that its management would have otherwise pursued.

Certain of the Company officers are employed by Ravelston and Hollinger Inc. as well as the Company, which could result in conflicts of interest or could limit the time those officers devote to management of the Company.

      Lord Black, the Company’s Chairman and Chief Executive Officer, Mr. Radler, the Company’s Deputy Chairman and Chief Operating Officer, Mr. Colson, Vice Chairman, Mr. Atkinson, Vice President, and Mr. Boultbee, Executive Vice President, each hold senior management positions with Hollinger Inc. and Ravelston as well as the Company. These officers spend a substantial part of their professional time and effort on behalf of Hollinger Inc. and Ravelston. In many instances, their efforts for Hollinger Inc. and Ravelston will relate to activities which are unrelated (and in some circumstances may be adverse) to the interests of the Company. The Company has not established any minimum time requirements for these officers.

Our substantial leverage could adversely affect our financial health.

      We have substantial indebtedness which could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic conditions or increases in prevailing interest rates, particularly if any of our borrowings are at variable interest rates;

•	limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

•	requiring us to dedicate a substantial portion of any cash flow from operations to service our debt, which reduces the funds available for operations and future business opportunities; and

•	potentially making us more highly leveraged than our competitors, which could potentially decrease our ability to compete in our industry.

      Our ability to make payments on our debt will depend upon our future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our subsidiaries’ operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. Our failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect the Company.

      The documents governing the terms of our debt impose material operating and financial restrictions on us and our subsidiaries. These restrictions may limit our ability and the ability of our subsidiaries to engage in some transactions, including the following:

•	designated types of mergers or consolidations;

•	paying dividends or other distributions to our stockholders;

•	making investments;

•	selling or encumbering assets;

•	repurchasing our common stock;

•	changing lines of business;

•	borrowing additional money; and

•	engaging in transactions with affiliates.

      These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, complete acquisitions for cash or debt, or react to changes in our operating environment.

USE OF PROCEEDS

      The Company will not receive any of the proceeds from the sale of the shares offered in this Prospectus, all of which would be received by the Pledgees.

RECENT DEVELOPMENTS

Sale of CanWest Shares

      On November 28, 2001 we and our affiliates, Hollinger Canadian Newspapers, Limited Partnership (“Hollinger L.P.”) and Hollinger Canadian Publishing Holdings Inc. entered into an agreement to sell to RBC Dominion Securities Inc. 27,405,000 Subordinated Voting Shares of CanWest Global Communications Corp. (“CanWest”) representing the Hollinger group’s entire shareholding in CanWest, for cash of approximately CDN$271 million. The transaction was closed on December 3 and 5, 2001.

Sale of Newspapers

      On November 30, 2001 Hollinger L.P. sold to Osprey Media Group Inc. its two remaining Ontario community newspapers, The Observer (Sarnia) and the Chatham Daily News, for cash of approximately CDN $35 million, subject to adjustments.

Hollinger Participation Trust

      On December 7, 2001 we and Hollinger L.P. sold a participation interest in the 12-1/8% Fixed Rate Subordinated Debentures due 2010 issued by 3815668 Canada Inc. held by us and Hollinger L.P. to Hollinger Participation Trust which, in turn, issued on a private placement basis pursuant to Rule 144A $140.5 million of 12-1/8% Senior Notes due 2010 for a price of 83% of their face amount.

      The net proceeds of the sales described above will be used by us for debt reduction and for general corporate purposes.

Offer to Purchase Senior Notes

      On February 14, 2002 our wholly owned subsidiary, Hollinger International Publishing Inc. (“HIPI”), commenced an offer to purchase and consent solicitation with respect to HIPI’s $260 million aggregate principal amount of 8 5/8% Senior Notes due 2005. The consent solicitation expired on February 28, 2002, with HIPI receiving the requisite consents to the proposed amendments to the Indenture pursuant to which the senior notes were issued, and the offer to purchase expired on March 15, 2002 with HIPI purchasing $248,853,000 of the senior notes.

Reduction in Dividend Rate

      On February 27, 2002 we announced that, after considering current economic conditions and the effect of asset sales on EBITDA, our Board of Directors had deemed it prudent to reduce future quarterly dividends on the Class A Common Stock from $0.1375 to $0.11 per share, effective with the April 15, 2002 dividend payment.

BACKGROUND

      Of the Shares, 13,833,831 (the “Outstanding Class A Shares”) were acquired by Hollinger Inc. on October 13, 1995 pursuant to the terms of a share exchange agreement dated as of July 19, 1995 (the “Share Exchange Agreement”) entered into between Hollinger Inc. and the Company as part of the corporate reorganization of the international newspaper operations of the Company and Hollinger Inc. A total of 14,990,000 of the Shares are the shares of Class A Common Stock into which all of the outstanding shares of the Company’s Class B Common Stock, par value $.01 per share (“Class B Common Stock”), owned by Hollinger Inc. and 504468, would be automatically converted, pursuant to the terms of the Company’s Restated Certificate of Incorporation, as amended, upon transfer of such shares of Class B Common Stock to the Pledgees. The remaining 612,593 Shares are the shares of Class A Common Stock into which the 93,206 outstanding shares (the “Outstanding Series E Preferred Stock”) of Series E Preferred Stock, $.01 par value (the “Series E Preferred Stock”), all owned by 504468, would be automatically converted (based on the conversion rate as of March 14, 2002), pursuant to the terms of the Company’s Restated Certificate of Incorporation, as amended, upon transfer of the Outstanding Series E Preferred Stock to the Pledgees. See “Risk Factors — Risks Related to Control by a Single Shareholder.”

      The Company’s Restated Certificate of Incorporation, as amended, provides that holders of Class B Common Stock are entitled to ten votes per share and holders of Class A Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which stockholders may vote, except when class voting is required by applicable law or on a vote to issue or increase the authorized number of shares of Class B Common Stock. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and is automatically convertible into one share of Class A Common Stock upon the happening of certain events.

      Shares of Series E Preferred Stock are redeemable at the option of either the holder or the Company at a price of Cdn. $146.63 plus accrued dividends. The holder of these shares may, at any time, convert such shares into shares of Class A Common Stock at a conversion price of $14.00 per share of Class A Common Stock. The Series E Preferred Stock is non-voting and is entitled to receive cumulative cash dividends, payable quarterly. The amount of each quarterly dividend per share is equal to the product of (a) the redemption price of Cdn. $146.63 divided by the Canadian dollar equivalent of the conversion price and (b) the per share amount of the regularly scheduled dividend on Class A Common Stock.

Terms of Pledge Arrangements

      On June 7, 1999, Hollinger Inc., 504468 and Sugra Limited as borrowers entered into an amended and restated credit agreement with Canadian Imperial Bank of Commerce (“CIBC”), The Bank of Nova Scotia and The Toronto-Dominion Bank as lenders and CIBC as lead arranger and Administrative Agent, as amended (the “Syndicated Credit Agreement”). On August 10, 1998, Hollinger Inc. as borrower entered into a credit agreement with CIBC as lender, as amended (the “Operating Credit Agreement” and together with the Syndicated Credit Agreement, the “Credit Agreements”).

      Pursuant to the terms of an amended and restated master securities pledge agreement dated as of June 7, 1999 (the “Syndicated Pledge Agreement”) by Hollinger Inc. and 504468 in favor of the Administrative Agent, as amended and supplemented, Hollinger Inc. and 504468 pledged the Outstanding Class A Shares, the Class B Common Stock, the Outstanding Series E Preferred Stock and certain other securities of the Company held by them to the Administrative Agent as collateral security for all present and future obligations of Hollinger Inc., 504468 and Sugra Limited under the Syndicated Credit Agreement.

      Pursuant to the terms of the master securities pledge agreement dated as of August 10, 1998 (the “Operating Pledge Agreement” and together with the Syndicated Pledge Agreement, the “Pledge Agreements”) by Hollinger Inc. and 504468 in favor of CIBC, as amended and supplemented, Hollinger Inc. and 504468 pledged the Outstanding Class A shares, the Class B Common Stock, the Outstanding Series E Preferred Stock and certain other securities of the Company held by them to CIBC as collateral security for all present and future obligations of Hollinger Inc. under the Operating Credit Agreement.

     As used in this Prospectus, unless the context otherwise requires, “Pledgees” refers to

•	CIBC as administrative agent under the Syndicated Credit Agreement for the benefit of the lenders, and

•	CIBC in its own capacity as lender under the Operating Credit Agreement.

PLAN OF DISTRIBUTION

     In the event a foreclosure occurs under the Pledge Agreements, the Pledgees may sell the Shares offered hereby in one or more transactions (which may include “block” transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through the settlement of short sales or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Pledgees may effect such transactions by selling the Shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Pledgees and/or the purchaser(s) of the Shares for whom they may act as agent or to whom they may sell as principals, or both. The Pledgees may also pledge certain of the Shares from time to time, and this Prospectus also relates to any sale of Shares that might take place following any foreclosure of such a pledge. The Pledgees also may transfer the Shares in other circumstances in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

     In connection with sales of the Shares or otherwise, the Pledgees may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Class A Common Stock in the course of hedging in positions they assume. The Pledgees may also sell shares of Class A Common Stock short and deliver Shares to close out short positions, or loan or pledge Shares to broker-dealers who in turn may sell such Shares. If the Pledgees effect such transactions by selling Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Pledgees and/or the purchaser(s) of the Shares for whom they may act as agent or to whom they may sell as principals, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The Pledgees may also sell shares in accordance with Rule 144 under the Securities Act.

     The Pledgees and any brokers and dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act. There can be no assurance that the Pledgees will sell any or all of the Shares offered hereby.

     The Company is bearing all of the costs relating to the registration of the Shares, except commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares, all of which will be borne by the Pledgees. Hollinger Inc. has agreed to reimburse the Company for all costs incurred by it. The Company will not receive any of the proceeds from the sale of the Shares.

     Pursuant to the registration rights granted to the Pledgees, Hollinger Inc. has agreed to indemnify the Pledgees and any person who controls a Pledgee against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act.

     Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company’s Annual Report on Form 10-K for the year ended December 31, 2001 and the Company’s Definitive Proxy Statement dated April 2, 2002 in connection with the 2002 Annual Meeting of Stockholders, all of which have been filed by the Company with the Commission, are incorporated by reference in this Prospectus.

     In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares hereunder shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any of the above documents. Such requests should be addressed to Mark S. Kipnis, 401 North Wabash Avenue, Suite 740, Chicago, Illinois 60611 (Telephone: 312-321-2299).

LEGAL MATTERS

     The validity of the securities being offered hereby is being passed upon for the Company by Torys LLP, 237 Park Avenue, New York, New York 10017.

EXPERTS

     The consolidated financial statements of Hollinger International Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.